Act: 1933
Section:
Rule: 144
Public Availability: 10/11/2011

NO ACT

10-11-11

October 11, 2011


Received SEC
OCT 1 1 2011
Washington, DC 20549


11008142

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

**Re: GP Strategies Corporation**
**Incoming letter dated October 4, 2011**

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- The Division will not recommend enforcement action to the Commission if GP Strategies and General Physics, in reliance on your opinion of counsel that the Merger is not required to be registered under the Securities Act, effect the Merger without registration under the Securities Act;

- The Company may take into account GP Strategies' reporting history under the Exchange Act in determining its eligibility to use Form S-3. GP Strategies' reporting history under the Exchange Act also may be used in determining whether the Company "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8;

- The Division will not object if the Company, as successor to GP Strategies, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the GP Strategies Registration Statements, provided that the Company adopts the GP Strategies Registration Statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act;

- GP Strategies' Exchange Act reporting history may be taken into account when determining the Company's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act;

- Average weekly reported trading volume in GP Strategies common stock during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e);

- The actions to be taken by the Company to assume the 1973 Plan and the 2003 Plan do not constitute actions that require the disclosure of information required by Item 10 of Schedule 14A; and

- The Company may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) of the Securities Act.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions. This letter also expresses the Division's position on enforcement action only. It does not express a legal opinion on the question presented.

Sincerely,

Carolyn Sherman
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

**Mail Stop 4561**

Kelly Tubman Hardy, Global Desk Partner
DLA Piper LLP (US)
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209

**Re: GP Strategies Corporation**

Dear Ms. Hardy:

In regard to your letter of October 4, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



**DLA Piper LLP (US)**
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209
W www.dlapiper.com
T 410.580.3000
F 410.580.3001

October 4, 2011

**Securities Act of 1933**
Sections 2(a)(3) and 4(3)
Rules 144, 174 and 414
Forms S-3 and S-8

**Securities Exchange Act of 1934**
Section 12(b)
Rule 12g-3
Schedules 13D, 13G and 14A

*Via E-Mail to: cfletters@sec.gov*

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: GP Strategies Corporation**
**File No. 1-07234**

Ladies and Gentlemen:

On behalf of our client, GP Strategies Corporation ("GP Strategies"), a Delaware corporation, we are submitting this letter in connection with the proposed merger (the "Merger") of GP Strategies with and into its wholly-owned subsidiary, General Physics Corporation ("General Physics" and, as the surviving corporation following the Merger, the "Company"), a Delaware corporation. The Merger will eliminate the current holding company structure, simplify GP Strategies' corporate organization and reduce overhead expense. A stockholder vote would not be required if GP Strategies were the survivor of the Merger. However, due to operational considerations, GP Strategies will not be the surviving company under the relevant provisions of the Delaware General Corporation Law ("DGCL"). As a result, GP Strategies intends to present the Merger for approval at its 2011 annual meeting of stockholders, which is expected to be held in November or December of 2011.

The Merger will result in no change in the operations, business or management, or the consolidated assets, liabilities or stockholders' equity of GP Strategies. All outstanding shares of GP Strategies common stock will be converted upon the Merger on a one-for-one basis into identical shares of Company common stock having exactly the same rights and privileges. After the Merger, General Physics will have the same authorized capital stock that GP Strategies had prior to the Merger. As a result, there will be no change in the proportionate ultimate ownership interests in the Company. The Company, as the surviving corporation, will change its name to "GP Strategies Corporation," and the certificate of incorporation and bylaws of the Company will be substantively identical to the certificate of incorporation and bylaws of GP Strategies immediately prior to the Merger. The officers, directors and management of GP Strategies immediately prior to the Merger will be officers, directors and management of the Company after the Merger, and the composition of the committees of the Board of Directors of the





Company, including the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee will be the same as that of GP Strategies immediately prior to the Merger. We have been informed that in the opinion of GP Strategies' tax advisors, for federal income tax purposes, the Merger is expected to be a tax-free reorganization, and GP Strategies stockholders will not recognize any gain or loss as a result of the Merger.

The only class of securities of GP Strategies that is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for which it otherwise has a reporting obligation pursuant to Section 15(d) of the Exchange Act is GP Strategies common stock. The common stock of GP Strategies is the only security registered or required to be registered pursuant to the Exchange Act, and is the only security of GP Strategies that gives rise to a reporting obligation pursuant to Section 13 or 15(d) of the Exchange Act. General Physics does not have any class of securities that is registered or required to be registered pursuant to Section 12 of the Exchange Act or for which it otherwise has a reporting obligation pursuant to Section 13 or 15(d) of the Exchange Act. The only class of securities of GP Strategies that is outstanding is its common stock. Likewise, the only class of securities of General Physics that is outstanding, all of which is owned by GP Strategies, is the General Physics common stock. The GP Strategies common stock is listed on the New York Stock Exchange (the "NYSE"). The Company's common stock also will be listed on the NYSE, subject to NYSE approval, and will be registered under the Exchange Act. Neither GP Strategies nor General Physics have any debt securities that are outstanding.

**Background**

GP Strategies is a holding company with one directly owned operating subsidiary, General Physics, and no other current operations. GP Strategies is a reporting company under Section 13 of the Exchange Act and has filed all required reports under the Exchange Act. GP Strategies' only significant asset is all of the outstanding common stock of General Physics. GP Strategies and General Physics are both Delaware corporations. At the effective time of the Merger, each share of GP Strategies common stock will be converted into one share of common stock of the Company. Section 253 of the DGCL authorizes the merger of a parent into its wholly-owned subsidiary upon stockholder approval. GP Strategies has one class of common stock, par value $0.01 per share, and one class of preferred stock. As of the date hereof, there are no shares of preferred stock outstanding. Under Section 253 of the DGCL, the approval of holders of a majority of the outstanding shares of common stock of GP Strategies is required to approve the Merger. The Merger is intended to be submitted to GP Strategies' stockholders at the 2011 annual meeting to be held in November or December of 2011. GP Strategies' board of directors will solicit proxies for the annual meeting in accordance with Regulation 14A under the Exchange Act. In that connection, a preliminary proxy statement will be prepared and filed with the Securities and Exchange Commission (the "Commission"). Such preliminary proxy statement will contain, among other things, information about the Merger required to be disclosed pursuant to the Exchange Act.

GP Strategies is an "accelerated filer" as defined in Rule 12b-2 of the Exchange Act. In our opinion, the Company will become the successor registrant under the Exchange Act to GP Strategies following the Merger pursuant to Rule 12g-3 under the Exchange Act. Because the Company will be the successor issuer to GP Strategies, we believe the Company will be an accelerated filer and the Company will comply with the requirements of the Exchange Act that apply to accelerated filers. The Staff has taken a similar position on prior occasions that a successor issuer would be a successor to a company's status as an accelerated filer under Rule 12b-2 of the Exchange Act. *See, e.g., Dress Barn, Inc.*, (available





August 13, 2010); *Mentor Corporation*, (available September 26, 2008); and *Dollar Tree Stores, Inc.*, (available February 20, 2008).

On a consolidated basis, the revenue, net income, total assets and total liabilities of GP Strategies immediately prior to the Merger will be identical to the revenue, net income, total assets and total liabilities of the Company immediately after the Merger. For the year ended December 31, 2010, and the six-month period ended June 30, 2011, the net sales and gross profit of GP Strategies on a consolidated basis were identical to those of General Physics on a consolidated basis. For the year ended December 31, 2010, and the six-month period ended June 30, 2011, net income, total assets and total liabilities of GP Strategies on a consolidated basis were identical in all material respects to those of General Physics with the primary differences being the expenses related to being a public company, which are recorded on GP Strategies' books, as well as tax-related balances, and an intercompany payable to General Physics that are recorded on GP Strategies' books. Moreover, the Company's operations will be the same both before and after the Merger. In addition, neither GP Strategies nor the Company has engaged in any extraordinary restructuring or reorganization transactions or asset transfers in connection with or in anticipation of the Merger. GP Strategies has decided to effect the Merger to eliminate the current holding company structure in order to simplify the organizational structure of the business, reduce income taxes, because General Physics does not currently receive a benefit for GP Strategies' losses based on the current holding company structure, reduce the burden of accounting for the books of two separate legal entities, and reduce accounting fees.

GP Strategies currently maintains Registration Statements on Form S-8 (Nos. 33-26261 and 333-123949) (the "Form S-8 Registration Statements") under the Securities Act of 1933, as amended (the "Securities Act"), for the following stock-based employee benefit plans:

1. GP Strategies Corporation 1973 Non-Qualified Stock Option Plan (the "1973 Plan"); and

2. GP Strategies Corporation 2003 Incentive Stock Plan (the "2003 Plan").

GP Strategies also maintains shelf registration statements on Form S-3 (Nos. 333-169603, 333-97531 and 333-110611) (the "Form S-3 Registration Statements," and together with the Form S-8 Registration Statements, the "GP Strategies Registration Statements") under the Securities Act for the resale of shares of GP Strategies common stock, from time to time, by the selling stockholders identified in the Form S-3 Registration Statements.

**Request**

GP Strategies and General Physics request the concurrence of the Division of Corporation Finance (the "Staff") in each of the following conclusions, which are discussed more fully under the heading "Discussion," below:

1. *The Merger does not Involve the Offer and Sale of a Security*. The Staff would not recommend any enforcement action if the Merger were consummated without compliance with the registration requirements under Section 5 of the Securities Act since the Merger does not involve the offer and sale of a security under Section 2(a)(3) of the Securities Act.





2. *Forms S-3 and S-8.* The reporting history and status of GP Strategies prior to the Merger may be considered in determining whether the requirements for the use of Forms S-3 and S-8 are met by the Company.

3. *Rule 414.* As of the completion of the Merger, the Company will constitute a "successor issuer" of GP Strategies for purposes of Rule 414 under the Securities Act and may continue GP Strategies' current offerings by filing post-effective amendments to the GP Strategies Registration Statements under Rule 414.

4. *Rule 144(c)(1) and (e).* GP Strategies' reporting history and status and the most recent report or statement published by GP Strategies prior to the Merger and the average weekly reported trading volume in GP Strategies common stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining whether the Company has complied with the current public information requirements of Rule 144(c)(1) under the Securities Act and the limitation on the amount of Company common stock that may be sold pursuant to Rule 144(e) under the Securities Act.

5. *Item 10 of Schedule 14A.* Actions taken with respect to the assumption by the Company of the obligations of GP Strategies under the 1973 Plan and the 2003 Plan do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of Regulation 14A under the Exchange Act.

6. *Section 4(3) prospectus delivery requirement and Rule 174(b).* The Company need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act.

**Discussion**

1. *The Merger does not involve the offer and sale of a security under section 2(a)(3).*

In our opinion, the Merger may be effected without registration under Section 5 of the Securities Act upon the basis that there has been no offer and sale of a security under Section 2(a)(3) of the Securities Act. We are of the opinion that the Merger does not involve the offer and sale of a security under Section 2(a)(3) of the Securities Act because on a consolidated basis, the Company after the Merger will be identical to GP Strategies prior to the Merger. We note that the Staff has granted relief similar to that requested in this letter in a number of comparable circumstances. *See generally, Union Carbide Corporation* (available March 2, 1994) ("*Union Carbide I*"); *Union Carbide Corporation* (available April 15, 1994) ("*Union Carbide II*"); *Lexmark Int'l Group, Inc.* (available March 14, 2000); *Newmont Mining Corp.* (available March 15, 2000) ("*Newmont Mining I*"); and *Newmont Mining Corp.* (available April 27, 2000) ("*Newmont Mining II*").

In each of the *Newmont Mining I*, *Lexmark Int'l Group, Inc.*, and *Union Carbide I* no-action requests, a public company proposed to merge into its sole operating subsidiary for the purpose of eliminating a holding company structure. The holding company's business, fiscal year, capitalization, charter, bylaws, consolidated results of operations and financial position, directors, officers and employees remained the same. The transactions in substance represented purely an intra-corporate reorganization, as in GP Strategies' situation, and the Company after the Merger will be identical to GP Strategies on a consolidated basis. In its no-action letter to Union Carbide, the Staff noted that such an





intra-corporate reorganization seeks to simplify a company's organizational structure, which in the Staff's view distinguishes such a transaction from other reorganization transactions, such as the formation of a holding company. GP Strategies, with its only asset being the stock of General Physics and its liabilities on a consolidated basis identical to General Physics' liabilities in all material respects, also seeks to simplify its organizational structure.

While the DGCL requires that stockholders vote on the transaction, we do not believe that an "investment decision" is being made. We believe that the Merger is in substance an internal corporate reorganization. The Preliminary Note to Rule 145 states:

> The thrust of the Rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.

The proposed Merger would be exempt under Rule 145(a)(2), except that the Company will remain a Delaware corporation and thus technically does not fit within the change of domicile exception. The Merger should cause even less concern than a change of domicile transaction permitted by Rule 145(a)(2) because the rights of GP Strategies' stockholders will be exactly the same after the Merger. There will be no change in the nature of the investment or any other change resulting in a new investment decision being made. As a result, we believe the Merger should be treated similar to a change of domicile transaction as defined in Rule 145(a)(2).

GP Strategies believes that all material information regarding the Merger will be contained in its proxy statement. From a disclosure standpoint, registration on Form S-4 under Rule 145 would not provide any additional disclosure to GP Strategies' stockholders since the proxy statement would contain the same information under Commission interpretations of Form S-4's information requirements for transactions solely between a registrant and one of its wholly-owned subsidiaries in similar transactions. *See*, *Newmont Mining I*, *supra*; *Lexmark Int'l Group, Inc.*, *supra*; and *Union Carbide I*, *supra*.

2. *Forms S-3 and S-8.*

We are of the belief that the Company should be entitled to rely on General Instruction I.A.7 to Form S-3 in determining whether it shall be deemed to have satisfied conditions 1, 2, 3 and 5 to General Instruction I.A to Form S-3 of the Securities Act. Paragraph I.A.7 provides:

> If the registrant is a successor registrant, it shall be deemed to have met conditions 1, 2, 3 and 5 [of General Instruction I.A] if: (a) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor; or (b) if all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession.





GP Strategies, the predecessor to the Company, will, at the effective date of the Merger have met the conditions of paragraphs I.A.1 through I.A.3 and I.A.5 and the Company thereafter will comply with these conditions. Although the Company does not technically fall within paragraph I.A.7(a) because the Merger will not involve a change in the state of incorporation or create a holding company structure, we believe that the Company should be entitled to register its securities under Form S-3 because, in substance, GP Strategies and General Physics are identical issuers, and GP Strategies' stockholders will receive identical securities of the Company, which will have operations, assets, liabilities and indebtedness on a consolidated basis that are identical to those of GP Strategies on a consolidated basis. *See, Newmont Mining II, supra; Lexmark Int'l Group, Inc., supra; Union Carbide II, supra. See also, The Mosaic Company* (available February 3, 2011); and *GulfMark Offshore, Inc.* (available January 11, 2010). To preclude the Company from including the reporting history of GP Strategies in determining the availability of Form S-3 would impose the onerous burden of filing a registration statement on Form S-1, without providing stockholders with any meaningful additional disclosure or serving any useful purpose. Similarly, relief is sought for the Company to be able to take into account, the reporting history of GP Strategies prior to the Merger in determining whether the Company "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instruction to Form S-8. Accordingly, we respectfully request that the Staff concur in our opinion that the reporting history and status of GP Strategies prior to the Merger may be considered in determining whether the requirements for the use of Forms S-3 and S-8 are met by the Company.

*3. Rule 414.*

Rule 414, promulgated under Regulation C of the Act, provides that if an issuer has been succeeded by another issuer for the purpose of changing its state of incorporation or its form of organization, the registration statement of the predecessor issuer will be deemed the registration statement of the successor issuer for the purpose of continuing the offering, provided that certain enumerated conditions are satisfied. It is our opinion that the Company will become the successor registrant under the Exchange Act to GP Strategies following the Merger pursuant to Rule 12g-3 and the GP Strategies Registration Statements should be deemed the corresponding registration statements of the Company as the "successor issuer for the purpose of continuing the offerings" because the Merger will have the effect of changing GP Strategies' "form of organization" and substantially meets all the other conditions enumerated in Rule 414.

The conditions enumerated in Rule 414 will be satisfied under the terms and provisions of the Merger, except for the technical satisfaction of paragraph (a) which requires that, immediately prior to the succession, the successor issuer have no assets or liabilities other than nominal assets or liabilities. As noted previously, immediately upon consummation of the Merger, the operations, assets, liabilities and stockholders' equity of the Company on a consolidated basis will be the same as those of GP Strategies on a consolidated basis prior to the Merger. This technicality relating to paragraph (a) of Rule 414 is not a material difference and should not affect the application of Rule 414. As contemplated by Rule 414(d), the Company will file amendments to the GP Strategies Registration Statements expressly adopting such registration statements as its own registration statements for all purposes under the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the Merger, or necessary to keep the registration statements from being misleading in any material respect.





The Staff has in a number of instances indicated that Rule 414 would be available even though a merger did not literally fall within the scope of the rule for failure to satisfy each of the conditions set forth therein. In *Newmont Mining II*, the subsidiary into which Newmont Mining merged also failed to satisfy condition (a) of Rule 414 since prior to consummation of the proposed merger, the subsidiary was in fact the sole operating subsidiary and held substantial assets and liabilities. Nevertheless, the Staff concurred that, for purposes of Rule 414, the successor company would constitute a "successor issuer" to Newmont Mining Corporation and may file post-effective amendments to Newmont Mining Corporation's existing registration statements. *See also HCA., Inc.* (available November 22, 2010) and *Mentor Corporation, supra.*

Based upon the foregoing, we respectfully request you confirm your agreement with our view that the Merger is consistent with the policy behind Rule 414 and allow its application to the Company as a successor registrant to GP Strategies for the purpose of continuing the offerings made.

*4. Rule 144(c)(1) and (e).*

Rule 144 imposes requirements on sales of restricted securities and sales of securities by and for the accounts of the affiliates of an issuer. Rule 144(c)(1) requires that, prior to the sale of any restricted securities under the rule, an issuer has been subject to the reporting requirements of the Exchange Act for a period of at least 90 days immediately preceding the sale and has filed all applicable reports required to be filed under the Exchange Act during the 12 months preceding the sale, or such shorter time as the issuer was required to file such reports.

Immediately after the Merger, the Company will have, on a consolidated basis, assets, liabilities, business and operations identical to those of GP Strategies, on a consolidated basis, immediately before the Merger and GP Strategies has been subject to, and has complied with the reporting requirements of the Exchange Act for more than the past 12 months. The information to be furnished to the public concerning the Company would be adequate and current. GP Strategies has been a reporting company under the Exchange Act for many years and all reports required to be filed by GP Strategies under the Exchange Act have been timely filed or will be timely filed prior to the Merger, including a current report on Form 8-K with respect to GP Strategies' consummation of the Merger. Similarly, the Company will be subject to the reporting requirements of Section 13 of the Exchange Act following the Merger. On a consolidated basis, the Company will have the same number of shares outstanding, as well as the same assets, liabilities, businesses, management and operations as GP Strategies prior to the Merger. Therefore, strict compliance with the 90 day waiting period is not necessary to effectuate the purpose of Rule 144 in light of the comprehensive disclosures in prior Exchange Act reports filed by GP Strategies and the continuing reporting that will be made by the Company. We are of the opinion that, for purposes of Rule 144, the Company may include GP Strategies' reporting history and status prior to the Merger in determining whether the Company has complied with the current public information requirements of Rule 144(c)(1) and thus, the Company should be deemed to have complied with the public information requirements of Rule 144(c)(1) immediately after the Merger if GP Strategies has complied with the requirements of the rule until the Merger. *See The Mosaic Company, supra; Dollar Tree Stores, Inc., supra; Mercer Int'l, Inc.* (available December 12, 2005); and *GulfMark Offshore, Inc., supra.*

For the same reasons, it is our opinion that, for purposes of Rule 144, the most recent report or statement published by GP Strategies prior to the Merger and the average weekly reported volume of trading in GP Strategies common stock during the time periods specified in Rule 144(e)(1) occurring





immediately prior to the Merger may be taken into account by holders of common stock of the Company in determining the applicable limitation on the amount of stock that may be sold in compliance with Rule 144(e)(1) and (2) following the Merger. The Company will trade on the New York Stock Exchange following the Merger and therefore, the trading history of GP Strategies as reported on the New York Stock Exchange will be indicative of the Company's future trading volume because the trading market will be the same. The Staff has taken similar positions with respect to Rule 144 in the context of transactions similar to the Merger. *See The Mosaic Company, supra*; *Dollar Tree Stores, Inc., supra*; *Mercer Int'l, Inc., supra*; and *GulfMark Offshore, Inc., supra*.

Based on the foregoing, we respectfully request that you concur in our opinion that GP Strategies' reporting history and status and the most recent report or statement published by GP Strategies prior to the Merger and the average weekly reported trading volume in GP Strategies common stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining whether the Company has complied with the current public information requirements of Rule 144(c)(1) under the Securities Act and the limitation on the amount of Company common stock that may be sold pursuant to Rule 144(e) under the Securities Act.

5. *Item 10 of Schedule 14A.*

Pursuant to the Merger, the Company will assume and continue the 1973 Plan and 2003 Plan without any modification and each outstanding award of or option to purchase shares of GP Strategies common stock granted pursuant to the 1973 Plan and 2003 Plan will be converted into an award of or option to purchase the same number of shares of Company common stock, with the same terms, rights and conditions as the corresponding GP Strategies award or option. The assumption by the Company of the rights and obligations of GP Strategies under the 1973 Plan and 2003 Plan is simply a conversion of existing rights to a new successor issuer and does not constitute or require "actions" that would trigger a need to disclose information about the stock based benefit plans under Item 10 of Schedule 14A. The proxy statement for the annual meeting of stockholders will include information on the effects of the Merger on the 1973 Plan and the 2003 Plan so existing stockholders will be fully aware that there will be no amendments or modifications to such plans which will result from the Merger. The assumption by the Company of the obligations of GP Strategies under the 1973 Plan and 2003 Plan will not constitute the approval of a new compensation plan under which equity securities of the Company will be authorized for issuance or the amendment or modification of an existing plan as there has been no change to the 1973 Plan or the 2003 Plan but simply a conversion of existing rights and an assumption and continuation of the 1973 Plan and the 2003 Plan without amendment or modification.[1] Accordingly, we are of the opinion that the actions to be taken with respect to the assumption by the Company of the obligations of GP Strategies under the 1973 Plan and the 2003 Plan do not constitute actions which require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act. The Staff has taken similar positions with respect to Item 10 in the context of transactions similar to the Merger. *See Mercer Int'l, Inc., supra*; and *Nabors Industries, Inc.* (available April 29, 2002).

---

[1] At the upcoming annual meeting of stockholders in November or December of 2011, stockholders of GP Strategies are expected to vote on a proposal to adopt a new equity plan (the "2011 Plan") for the Company that is intended to replace the 1973 Plan and the 2003 Plan. No awards under the 2011 Plan will be used to replace existing awards under the 1973 Plan or the 2003 Plan. No action relief is not being sought for the 2011 Plan, as the proxy statement will include all disclosure required by Item 10 of Schedule 14A for the 2011 Plan.





Based upon the foregoing, we respectfully request that you concur in our opinion that the actions to be taken with respect to the assumption by the Company of the obligations of GP Strategies under the 1973 Plan and the 2003 Plan do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act.

6. *Section 4(3) prospectus delivery requirement and Rule 174(b).*

Under Rule 174(b), a dealer need not deliver a prospectus if the issuer is an Exchange Act reporting company. The Company will have the same assets, liabilities, business and operations on a consolidated basis as GP Strategies on a consolidated basis immediately before the Merger and will be the successor to GP Strategies. GP Strategies has been a reporting company under Section 13 of the Exchange Act since 1997, and the Company, as the successor to GP Strategies, will assume the GP Strategies' reporting status after the Merger. The Staff has previously taken the position that the successor in transactions similar to the Merger is deemed an Exchange Act reporting company and dealers of the successor's securities may rely on Rule 174(b). *See Tim Hortons Inc.* (available September 9, 2009); *and Mercer Int'l Inc., supra.*

Accordingly, we respectfully request that the Staff concur in our opinion that the Company will be deemed an Exchange Act reporting company and that dealers of the Company's common stock will be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(3) of the Exchange Act.

**Conclusion**

We respectfully request that the Staff concur with our views herein. If the Staff disagrees with our analysis, we would appreciate the opportunity to discuss this matter with you.

If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (410) 580-4169.

Very truly yours,

Kelly Tubman Hardy

cc: Kenneth L. Crawford, Senior Vice President, General Counsel and Secretary